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                               January 27, 2022

       Christopher Burns
       Chief Executive Officer
       NOVONIX Limited
       Level 8
       46 Edward Street
       Brisbane QLD 4000
       Australia

                                                        Re: NOVONIX Limited
                                                            Registration
Statement on Form 20-FR
                                                            Filed January 7,
2022
                                                            Amendment No. 1 to
Registration Statement on Form 20-FR
                                                            Filed January 25,
2022
                                                            File No. 001-41208

       Dear Dr. Burns:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 20-FR filed January 25, 2022

       ADS holders rights to pursue claims is limited by the terms of the deposit agreement, page 30

   1. The scope of the jurisdiction provision, as disclosed here, appears to be inconsistent with the scope discussed in
Exhibit 2.1. For example, that exhibit does not discuss the
                                                        Securities Act or
Exchange Act or whether the provision applies to claims under those laws. Likewise, you
disclose here that the scope involves jurisdiction "over any suit, action or proceeding
against or involving us or the depositary, arising out of or relating in any way to the deposit
agreement or the transactions contemplated thereby or by virtue of owning the ADSs."
However, Section 7.6 of that exhibit includes no such statement;
 Christopher Burns
NOVONIX Limited
January 27, 2022
Page 2
       rather, it indicates only that the "Company" consents to the jurisdiction in New York.
       Please revise.
American Depositary Shares, page 115

2. Please revise the disclosure in Item 12.D. beginning on page 115 to include a discussion of the exclusive forum provision in the deposit agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Melissa Gilmore,
Senior Accountant, at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameChristopher Burns
                                                            Division of
Corporation Finance
Comapany NameNOVONIX Limited
                                                            Office of
Manufacturing
January 27, 2022 Page 2
cc:       Kimberly C. Petillo-D  cossard
FirstName LastName